[Letterhead of Ministry of Economy and Finance]

February 26, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sandra B. Hunter, Esq.

            Re: Republic of Panama

                                     Registration Statement Under Schedule B

                                     File Number 333-202178

Ladies and Gentleman:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Republic of Panama (the “Republic”) hereby requests acceleration of the effective date of the above referenced registration statement to 1:00 p.m. on Friday, February 27, or as soon thereafter as practicable.

The Republic confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, as they relate to the proposed public offering of securities specified in the above referenced registration statement.

Very truly yours,

/s/ Iván Zarak

Iván Zarak A.

Vice Minister of Economy of the

Republic of Panama